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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of February 2003

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                          (Commission File. No 0-20390)

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                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F          40-F  X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
     Yes:           No:  X
         -----         -----
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By: ANTHONY HOLLER
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer


Date: February 12, 2003
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[ID BIOMEDICAL LOGO]                                        1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
          Dean Linden
          Manager, Corporate Communications
          (604) 431-9314

          www.idbiomedical.com


For Immediate Release

           ID BIOMEDICAL ANNOUNCES POSITIVE RESULTS FROM FLUINSURE(TM)
                                CHALLENGE STUDY

           o Two-dose regimen protected 100% against fever, headache, myalgia/arthralgia; 86% against upper respiratory illness

VANCOUVER, BC - FEBRUARY 12, 2003 - ID Biomedical announced today that preliminary data from the most recent clinical study of its FluINsure intranasal, non-live, influenza vaccine showed positive results with respect to both the safety and clinical efficacy endpoints of the study. Based on these results, the Company expects to take the FluINsure vaccine to a field efficacy study during the 2003 flu season.

In this "challenge" study, volunteers who were pre-selected for low titers of antibody to the challenge strain (A/Panama/2007/99, an A/H3N2 virus) were assigned, in a randomized and blinded manner, to three groups: one group receiving a single dose of FluINsure, one group receiving two doses of FluINsure, and one group receiving placebo. The study enrolled 75 volunteers, and of these, 67 were challenged with influenza (8 people either declined to undergo challenge or were excluded because they had signs of the common cold and could not be challenged). The clinicians conducting the study evaluated each individual for a variety of clinical signs of influenza, such as fever, respiratory illness, and systemic illness.

The results of the study show a clear trend of efficacy from placebo, to the one-dose, to the two-dose cohort. Among subjects who had been given placebo, 48% had influenza-like illness (defined by meeting criteria for any one of upper respiratory illness, lower respiratory illness, fever and/or other systemic symptoms). In the two-dose group, 19 of 22 volunteers (86%) met no illness criteria. This represents a 71.4% reduction in illness

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relative to placebo, which is statistically significant (p = 0.043).
Furthermore, FluINsure immunization resulted in complete elimination of all measures of systemic illness (100% protection against fever, headache, myalgia/arthralgia) in the two-dose group. In the one-dose group, the percentage of those meeting no criteria for influenza-like illness was less, and did not attain significant difference from placebo. However, analysis of a secondary endpoint reflecting upper respiratory illness severity, showed a statistically significant downward trend (p = 0.013) across both the one- and two-dose groups, with either active treatment group individually being significantly lower than placebo. In addition, relative to placebo, there was an approximate 40% reduction in systemic illness (fever, headache, myalgia/arthralgia) in the one-dose group.

Analysis of all the serum and mucosal antibody responses, as well as viral shedding data from this trial will be completed in Q2. The Company expects complete results of the study to be submitted for peer-reviewed publication later this year.

"There is a very encouraging and clear trend of efficacy. FluINsure achieved a statistically significant level of protection with the two-dose regimen. The level of protection achieved in this challenge trial suggests that FluINsure could be highly efficacious in our planned field study. The data from the one-dose cohort also participate in the positive trend and, although not statistically significant in this small study, certainly suggest the one-dose regimen was immunologically active and modified disease. Thus, further testing of both regimens is warranted." stated Dr. Louis Fries, ID Biomedical's Vice President of Clinical and Regulatory Affairs. "Considering that all the volunteers enrolled had non-immune levels of pre-existing antibody levels to the challenge stain and received a direct nasal inoculation with a high-titered virus suspension, these data provide great confidence in initiating a field study. In the field, of course, one would not expect an entirely naive population, nor are people likely to be exposed to as stringent a challenge."

"These results offer the first direct proof that FluINsure can protect people against influenza - the proof-of-principle was established." stated Dr. Anthony Holler, ID Biomedical's Chief Executive Officer. "With these positive findings, it is now prudent to advance FluINsure to a large, field efficacy study in the upcoming flu season." Holler added that based on the positive data of this trial and of immunogenicity data from previous trials, the Company will conduct, in Q2-Q3 of this year, a second challenge study to demonstrate protection using reduced dose levels and a trial using an advanced formulation suitable for field studies and for testing in a pediatric population. Both one and two dose regimens will be evaluated.

ID Biomedical will hold a live conference call at 1:45pm Pacific time (4:45 pm Eastern) to discuss the results of this trial. To participate, please call
1 (416) 695-7848.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its



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Proteosome(TM) platform intranasal adjuvant/delivery technology. ID
Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND VII) THE COMPETITIVE ENVIRONMENT AND IMPACT
OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.